                                                                      Exhibit 12

                           TRW Inc. and Subsidiaries
                       Computation of Ratio of Earnings
                         to Fixed Charges - Unaudited

                        (In millions except ratio data)


                                                                      Years Ended December 31
                                       ------------------------------------------------------------------------------------------
                                          1999             1998           1997             1996            1995           1994
                                       ----------       ----------     ----------       ----------      ----------     ----------
Earnings from continuing
  operations before income
  taxes                                $  787.3(A)         $746.1        $239.7(B)        $302.2(C)        $625.5        $435.5

Unconsolidated affiliates                 (37.1)              1.0          (8.0)             1.4              1.3          (0.6)

Minority earnings                          22.8              10.5          20.2             11.5             10.8           7.7

Fixed charges excluding
  capitalized interest                    552.1             174.3         123.9            129.0            137.2         145.3
                                       --------            ------        ------           ------           ------        ------
Earnings                               $1,325.1            $931.9        $375.8           $444.1           $774.8        $587.9
                                       --------            ------        ------           ------           ------        ------


Fixed Charges:
Interest expense                       $  476.7            $114.4        $ 75.4           $ 84.2           $ 94.7        $104.7

Capitalized interest                        4.7               4.7           4.5              3.5              5.1           6.6

Portion of rents representa-
  tive of interest factor                  75.3              59.9          48.5             43.2             41.4          39.2

Interest expense of uncon-
  solidated affiliates                      0.0               0.0           0.0              1.6              1.1           1.4
                                       --------            ------        ------           ------           ------        ------
Total fixed charges                    $  556.7            $179.0        $128.4           $132.5           $142.3        $151.9
                                       --------            ------        ------           ------           ------        ------
Ratio of earnings to fixed
  charges                                   2.4x              5.2x          2.9x             3.4x             5.4x          3.9x
                                       --------            ------        ------           ------           ------        ------

(A) The 1999 earnings from continuing operations before income taxes of $787.3 million, includes an $85.3 million earnings charge for purchased in-process research and development. See "Acquisitions" note in the Notes to Financial Statements.

(B) The 1997 earnings from continuing operations before income taxes of $239.7 million includes a $548 million earnings charge for purchased in-process research and development. See "Acquisitions" note in the Notes to Financial Statements of the Company's 1997 Annual Report to Shareholders.

(C) The 1996 earnings from continuing operations before income taxes of $302.2 million includes a charge of $384.8 million as a result of actions taken in the automotive and space and defense businesses. See "Special Charges and Divestiture" note in the Notes to Financial Statements of the Company's 1996 Annual Report to Shareholders.